Exhibit 99.2

Micropolis Holding Company

(Incorporated in the Cayman Islands with limited liability)

Notice of 2025 Extraordinary General Meeting of Shareholders

To Be Held on October 14, 2025, at 5:00 p.m., Gulf Standard Time (Dubai Time)

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting” or “EGM”) of holders of our ordinary shares ( the “Ordinary Shares”) (the “shareholders”) of Micropolis Holding Company (the “Company”) will be held virtually on October 14, 2025, at 5:00 p.m., Gulf Standard Time (Dubai Time). Eligible shareholders, as well as duly appointed proxyholders, will be able to attend virtually, participate and vote at the Meeting. The board of directors of the Company has determined to convene and conduct the EGM in a virtual meeting format at: https://us04web.zoom.us/j/77902117467?pwd=Au5YTelfFwrnZDdJ0NasDEzH0EvM8F.1 (passcode: 0f51nZ). Shareholders will NOT be able to attend the EGM physically in person. This proxy statement includes instructions on how to access the virtual EGM and how to listen and vote from home or any remote location with Internet connectivity.

The Notice of Extraordinary General Meeting of Shareholders, the Proxy Statement and the proxy card accompanying this letter will be first mailed to our shareholders on or about September 26, 2025.

The purpose of the Meeting is to approve and adopt the following resolutions on the following matters:

1A.	RESOLVED as a special resolution that subject to the proposed new name conforming with section 30 of the Companies Act (Revised) of the Cayman Islands, the Company change its name to “Micropolis Technologies”, and that the board of directors of the Company be authorized to handle all actions as maybe required to effect the change of name of the Company.

1B.	RESOLVED as a special resolution that all references to the name “Micropolis Holding Company” as appearing in the Amended and Restated Memorandum of Association and Articles of Association of the Company be replaced with the new name “Micropolis Technologies”.

2.	RESOLVED as an ordinary resolution that the chairperson of the extraordinary general meeting be directed to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1A and 1B.

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors of the Company has fixed the close of business Eastern Daylight Time on September 19, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Extraordinary General Meeting or any adjourned or postponed meeting thereof. As of the Record Date, there were 34,888,447 Ordinary Shares issued and outstanding.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s Ordinary Shares at the close of business on the Record Date are entitled to vote at the Extraordinary General Meeting and any adjourned or postponed meeting thereof.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

Management is soliciting proxies. Shareholders are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) by internet at http://www.vstocktransfer.com/proxy (ii) by email to vote@vstocktransfer.com or (iii) by mail in the business reply envelope provided. Your proxy is revocable in accordance with the procedures set forth in the proxy statement.

You are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the Extraordinary General Meeting to ensure your representation at such meeting.

This notice of the Extraordinary General Meeting of Shareholders and the attached proxy statement are also available at https://investors.micropolis.ai/press-releases.

MICROPOLIS HOLDING COMPANY

Date: September 24, 2025	By:	/s/ Fareed Aljawhari
Fareed Aljawhari, Chief Executive Officer

MICROPOLIS HOLDING COMPANY

Extraordinary General Meeting of Shareholders

October 14, 2025

5:00 p.m., Gulf Standard Time (Dubai Time)

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Micropolis Holding Company (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting” or “EGM”) of the Company to be held on October 14, 2025 at 5:00 p.m. Gulf Standard Time (Dubai Time). The board of directors of the Company has determined to convene and conduct the EGM in a virtual meeting format at: https://us04web.zoom.us/j/77902117467?pwd=Au5YTelfFwrnZDdJ0NasDEzH0EvM8F.1 (passcode: 0f51nZ ). Shareholders will NOT be able to attend the EGM physically in person. This proxy statement includes instructions on how to access the virtual EGM and how to listen and vote from home or any remote location with Internet connectivity.

Only holders of the Ordinary Shares of the Company (the “Ordinary Shares”) of record at the close of business on September 19, 2025 (the “Record Date”) are entitled to attend virtually and vote at the Meeting or at any adjournment thereof. As of the Record Date, there were 34,888,447 Ordinary Shares issued and outstanding.

Members holding Ordinary Shares that represent not less than one-third (1/3) of all outstanding shares of the Company carrying the right to vote present in person or by proxy and entitled to vote at the Meeting shall form a quorum.

In order to pass, proposals 1A and 1B at the EGM requires the votes in favour by not less than two-thirds of the Company’s shareholders who (being entitled to vote) voted in person or by proxy at the EGM.

In order to pass, proposal 2 at the EGM requires the votes in favour by a simple majority of the Company’s shareholders who (being entitled to vote) voted in person or by proxy at the EGM.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

The purpose of the Meeting is to approve and adopt the following resolutions on the following matters:

1A.	RESOLVED as a special resolution that subject to the proposed new name conforming with section 30 of the Companies Act (Revised) of the Cayman Islands, the Company change its name to “Micropolis Technologies”, and that the board of directors of the Company be authorized to handle all actions as maybe required to effect the change of name of the Company (the “Name Change Proposal”);

1B.	RESOLVED as a special resolution that all references to the name “Micropolis Holding Company” as appearing in the Amended and Restated Memorandum of Association and Articles of Association of the Company be replaced with the new name “Micropolis Technologies”. (the “Amendment Proposal”); and

2.	RESOLVED as an ordinary resolution that the chairperson of the extraordinary general meeting be directed to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1A and 1B. (the “Adjournment Proposal”).

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–2.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend virtually the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) by internet at http://www.vstocktransfer.com/proxy (ii) by email to vote@vstocktransfer.com or (iii) by mail in the business reply envelope provided. Your proxy is revocable in accordance with the procedures set forth in the proxy statement.

Required Votes for Each Proposal to Pass

Assuming the presence of a quorum at the Meeting:

Proposal	Vote Required	Broker Discretionary Vote Allowed
Name Change Proposal	Two-thirds majority of the votes of the shares present in person or by proxy and entitled to vote thereon at the Extraordinary General Meeting	No

Amendment Proposal	Two-thirds majority of the votes of the shares present in person or by proxy and entitled to vote thereon at the Extraordinary General Meeting	No

Adjournment Proposal	Majority of the shares present in person or by proxy and entitled to vote thereon at the Extraordinary General Meeting	No

Abstentions will not count as a vote against each of the proposals.

Voting Procedures

Each Ordinary Share that you own in your name entitles you to one vote on each of the proposals for the Extraordinary General Meeting. Your proxy card shows the number of Ordinary Shares that you own.

●	You can vote your Ordinary Shares in advance of the Extraordinary General Meeting by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a broker, bank or other nominee, you will need to follow the instructions provided to you by your broker, bank or other nominee to ensure that your shares are represented and voted at the Extraordinary General Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Ordinary Shares will be voted as recommended by our board of directors. Our board of directors recommends voting “FOR” each of the Proposals named in this Proxy Statement.

●	You can attend the Extraordinary General Meeting virtually and vote in person even if you have previously voted by submitting a proxy. You will be given a ballot when you arrive. However, if your Ordinary Shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

PROPOSAL NO. 1A-1B

NAME CHANGE OF THE COMPANY TO “MICROPOLIS TECHNOLOGIES” AND THE
RESULTING AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED MEMORANDUM OF
ASSOCIATION AND ARTICLES OF ASSOCIATION

PROPOSAL NO. 1A

The Board of Directors proposes to solicit shareholder approval to effect the name change of the Company from “Micropolis Holding Company” to “Micropolis Technologies”.

The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to the Name Change Proposal are:

“IT IS HEREBY RESOLVED, as a special resolution, that subject to the proposed new name conforming with section 30 of the Companies Act (Revised) of the Cayman Islands, the Company change its name to “Micropolis Technologies”, and that the board of directors of the Company be authorized to handle all actions as maybe required to effect the change of name of the Company.”

PROPOSAL NO. 1B

If our shareholders approve proposal 1A, our Board of Directors will seek the shareholders’ approval to amend the Company’s Amended and Restated Memorandum and Articles of Association accordingly. The amendment to the existing memorandum and articles of association of the Company must be approved by a special resolution which requires the affirmative vote of not less than two-thirds of the votes cast at the Extraordinary General Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative.

If the shareholders approve this proposal, our Board of Directors will instruct the registered office provider to file the notice to amend the Amended and Restated Memorandum of Association and Articles of Association with the Cayman Islands Registrar of Companies at any time after the approval of the Name Change Proposal. The resolutions (the “Amendment Proposal”) put to the shareholders to consider and to vote upon at the Extraordinary General Meeting in relation to the name change of the Company and amending the Amended and Restated Memorandum of Association and Articles of Association are:

“IT IS HEREBY RESOLVED, as a special resolution, that that all references to the name “Micropolis Holding Company” as appearing in the Amended and Restated Memorandum of Association and Articles of Association of the Company be replaced with the new name “Micropolis Technologies.”

THE BOARD OF DIRECTORS RECOMMEND A VOTE “FOR” PROPOSALS 1A-1B.

PROPOSAL 2

THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if approved, will request the chairperson of the Extraordinary General Meeting (who has agreed to act accordingly) to adjourn the Extraordinary General Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the proposals 1A-1B in this proxy statement. If the Adjournment Proposal is not approved by our shareholders, the chairperson of the meeting has the power to adjourn the Extraordinary General Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the proposals.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors MICROPOLIS HOLDING COMPANY

September 24, 2025	/s/ Fareed Aljawhari
Fareed Aljawhari
Chief Executive Officer

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